Exhibit 99.1

Semilux Receives Notification of Deficiency from Nasdaq Related to Delayed Filing of Annual Report on Form 20-F

Taipei, Taiwan, June 02, 2025 (GLOBE NEWSWIRE) -- Semilux International Ltd. (NASDAQ:SELX) (“SELX” or the “Company”) announced that it received a delinquency notification letter on May 27, 2025 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying the Company that it is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission. The Listing Rule requires Nasdaq-listed companies to timely file all required periodic reports with the SEC.

In accordance with Nasdaq’s listing rules, the Company has 60 calendar days after the Deficiency Letter to submit a plan to regain compliance with the Listing Rule. Following receipt of such plan, Nasdaq may, at its discretion, grant an extension of up to 180 calendar days from the Annual Report’s due date, or until November 11, 2025, for the Company to regain compliance.

The Company was not able to file the Annual Report by the prescribed deadline as extended pursuant to Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934 primarily due to additional time being required to finalize its financial statements and complete the preparation of the Annual Report for the fiscal year ended December 31, 2024. The Company continues to work diligently to complete the Annual Report and intends to file it with the SEC as soon as reasonably practicable.

The Deficiency Letter has no immediate impact on the listing of the Company's ordinary shares on the Nasdaq Capital Market. This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About Semilux International Ltd.

Semilux is domiciled in the Cayman Islands and operates through its subsidiaries, Taiwan Color Optics, Inc. (“TCO”) and Semilux Ltd. TCO is an optical and 3D sensing technology company that is primarily involved in the customization, design and supply of optical components and integrated chip for various industries including autonomous driving, intelligent lighting, as well as unmanned aerial vehicles. In collaboration with its clients, TCO conceptualizes and produces high precision optics and sensing modules that are specifically customized to clients’ needs for ease of integration in overall design and production. Applications for TCO’s products include automotive laser headlight systems, adaptive driving beams (ADB) as well as light detection and autonomous driving systems (LiDAR). More information can be found at: http://www.semilux.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding SELX's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. SELX assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the sections entitled but not limited to, “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in SELX's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in SELX's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov and at www.semilux.com.

Investor Relations Contact:

Email: IR@semilux.com

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